DESCRIPTION OF SECURITIES

Our charter authorizes the issuance of 500,000,000 shares of capital stock, consisting of 300,000,000 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), 100,000,000 shares of Class I common stock, par value $0.01 per share (“Class I Common Stock” and, together with the Class A Common Stock, our “common stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share, 16,000,000 shares of which have been classified as 6.50% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”) and 3,000,000 shares of which have been classified as the 9.50% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”). Our Board of Directors (our “Board”) may amend our charter from time to time to increase or decrease the aggregate number of shares of stock of any class or series that we have the authority to issue, without any action by the stockholders. Our Board may classify any unissued shares of capital stock into one or more classes or series of stock, may designate the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption, and other terms, of any class or series of capital stock, and may reclassify any previously classified but unissued shares of capital stock into one or more classes or series of stock. Under Maryland law, our stockholders generally are not liable for our debts or obligations solely as a result of their status as stockholders.

Description of Common Stock

As of December 31, 2023, 25,006,237 shares of our Class A Common Stock were outstanding and no shares of our Class I Common Stock were issued and outstanding.

Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter relating to the restrictions on ownership and transfer of our stock, holders of our common stock are entitled to receive dividends and other distributions on such shares of stock when, as and if authorized by our Board and declared by us out of assets legally available for distribution to our stockholders and will be entitled to share ratably in our net assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may be otherwise specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of our stock, the holders of shares of our common stock will possess the exclusive voting power. Each of our directors elected by our stockholders is elected to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified. There is no cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Directors will be elected by a plurality of all of the votes cast in the election of directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our Company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of our common stock will have equal distribution, liquidation and other rights. Under the Maryland General Corporate Law (“MGCL”), a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by our Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Except with respect to certain charter amendments, our charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation.

Power to Increase or Decrease Authorized Shares of Stock, Reclassify Unissued Shares of Stock and Issue Additional Shares of Common and Preferred Stock

Our charter authorizes our Board, with the approval of a majority of our Board and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of stock that we are authorized to issue. In addition, our charter authorizes our Board to authorize the issuance from time to time of shares of our common and preferred stock.

Our charter also authorizes our Board to classify and reclassify any unissued shares of our common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights, distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each new class or series, our Board is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Therefore, although our Board does not currently intend to do so, it could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

We believe that the power of our Board to approve amendments to our charter to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Restrictions on Ownership and Transfer

In order for us to qualify as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to qualify as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well.

Except for Permitted Transfers (defined below) or transfers otherwise permitted by our charter or bylaws, holders of our common stock or preferred stock are prohibited from transferring any such shares of common stock or preferred stock without our prior written consent. Our charter provides that the section of our charter containing this prohibition will not apply to any common stock or preferred stock listed on a national securities exchange. Our consent may only be withheld if, in our reasonable judgment, such transfer would violate applicable federal or state securities laws. “Permitted Transfers” include transfers (a) by the holder to us, (b) in connection with a transfer to an unaffiliated third party pursuant to a merger, consolidation, stock-for-stock exchange, tender offer or similar transaction, (c) to a family member or a controlled entity for bona fide estate planning purposes and (d) by a trust to the trust’s beneficiaries. Transfers under clauses (b), (c) and (d) are subject to the transferee agreeing to be bound by the restrictions on transfer set forth under Article VII of our charter. Our bylaws provide that the Series A Preferred Stock and Series B Preferred Stock will not be subject to such transfer restrictions.

Our charter also contains restrictions on the ownership and transfer of our stock that became effective on the date upon which the outstanding shares of our stock were beneficially owned by at least 100 persons (the “Initial Date”). The relevant sections of our charter provide that, subject to the exceptions described below, from and after the Initial Date, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock (the “common stock ownership limit”), or 9.8% in value of the outstanding shares of all classes or series of our stock, including the Series A Preferred Stock and Series B Preferred Stock (the “aggregate stock ownership limit”). We refer to the common stock ownership limit and the aggregate stock ownership limit collectively as the “ownership limits.” We refer to the person or entity that, but for operation of the ownership limits or another restriction on ownership and transfer of our stock as described below, would beneficially own or constructively own shares of our stock in violation of such limits or restrictions and, if appropriate in the context, a person or entity that would have been the record owner of such shares of our stock as a “prohibited owner.”

The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8%, in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock, or less than 9.8% in value of the outstanding shares of all classes and series of our stock, including the Series A Preferred Stock and Series B Preferred Stock (or the acquisition by an individual or entity of an interest in an entity that owns, beneficially or constructively, shares of our stock), could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively shares of our stock in excess of the ownership limits.

Our Board, in its sole discretion, may exempt, prospectively or retroactively, a particular stockholder from the ownership limits or establish a different limit on ownership (the “excepted holder limit”) if our Board determines that:

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no individual’s beneficial or constructive ownership of our stock will result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise result in our failing to qualify as a REIT or result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code; and

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such stockholder does not and will not own, actually or constructively, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, actually or constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant (or our Board determines that revenue derived from such tenant will not affect our ability to qualify as a REIT).

Our charter provides that any violation or attempted violation of any such representations or undertakings will result in such stockholder’s shares of stock being automatically transferred to a charitable trust. As a condition of granting the waiver or establishing the excepted holder limit, our Board may require an opinion of counsel or a ruling from the IRS, in either case in form and substance satisfactory to our Board, in its sole discretion, in order to determine or ensure our status as a REIT and such representations and undertakings from the person requesting the exception as our Board may require in its sole discretion to make the determinations above. Our Board may impose such conditions or restrictions as it deems appropriate in connection with granting such a waiver or establishing an excepted holder limit. These waivers will be subject to certain initial and ongoing conditions designed to preserve our status as a REIT.

In connection with granting a waiver of the ownership limits or creating an excepted holder limit or at any other time, our Board may from time to time increase or decrease the common stock ownership limit, the aggregate stock ownership limit or both, for all other persons, unless, after giving effect to such increase, five or fewer individuals could beneficially own, in the aggregate, more than 49.9% in value of our outstanding stock or we would otherwise fail to qualify as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or our stock of all classes and series, as applicable, is, at the effective time of such reduction, in excess of such decreased ownership limit until such time as such person’s or entity’s percentage ownership of our common stock or our stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of all other classes or series, as applicable, will violate the decreased ownership limit.

Our charter further prohibits:

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any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

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any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code); and

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any person from beneficially or constructively owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Our charter provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other restrictions on ownership and transfer of our stock described above, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, give us at least 15 days’ prior written notice and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our Board determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limits on ownership and transfer of our stock described above is no longer required in order for us to qualify as a REIT.

Our charter further provides that, if any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, the transfer will be null and void and the intended transferee will acquire no rights in the shares. In addition, our charter provides that, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limits or an excepted holder limit established by our Board, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code, then that number of shares (rounded up to the nearest whole share) that would cause the violation will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us, and the intended transferee or other prohibited owner will acquire no rights in the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above would not be automatically effective for any reason to prevent violation of the applicable ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT or as a “domestically controlled qualified investment entity,” then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

Shares of our stock held in the trust will be issued and outstanding shares. Our charter provides that the prohibited owner will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to distributions and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any distribution made before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a prohibited owner before our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

Shares of our stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (a) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (b) the market price on the date we accept, or our designee, accepts such offer. We may reduce the amount so payable to the trustee by the amount of any distribution that we made to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above, and we may pay the amount of any such reduction to the trustee for distribution to the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, and the trustee must distribute the net proceeds of the sale to the prohibited owner and must distribute any distributions held by the trustee with respect to such shares to the charitable beneficiary.
If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (for example, in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust) and (b) the sales proceeds (net of any commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed by the prohibited owner to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be paid immediately to the charitable beneficiary, together with any distributions thereon. In addition, if, prior to the discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for, or in respect of, such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. Our charter provides that the prohibited owner has no rights in the shares held by the trustee.

In addition, if our Board determines that a transfer or other event has occurred that would violate the restrictions on ownership and transfer of our stock described above, our Board may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of our stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Our charter provides that every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, our charter provides that any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, provide to us such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limits.

Any certificates representing shares of our stock, or the notice in lieu of a certificate, will bear a legend referring to the restrictions on ownership and transfer of our stock described above.

These restrictions on ownership and transfer of our stock will not apply if our Board determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

The restrictions on ownership and transfer of our stock described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Lock-Up Agreements

Our charter provides that in connection with the initial public offering of our equity securities pursuant to a registration statement under the Securities Act of 1933, as amended, each holder of our common stock or preferred stock is required to execute and deliver a lock-up agreement in the form executed by our officers and directors, if determined or requested by our Board. Our charter further provides that upon the listing of any of our common stock or preferred stock on a national securities exchange, such requirement will no longer apply to such common stock or preferred stock, provided that the validity of any lock-up agreements entered into by such holders will not be affected.

Distribution Reinvestment Plans

Our Board has adopted our dividend reinvestment program (“DRIP”) whereby investors who purchased shares of our common stock in the continuous private offering that terminated on September 14, 2022 could elect at the time of subscription or may elect upon subsequent enrollment to have their dividends reinvested through purchase of additional shares of our common stock (each electing investor, a “participant”). Any cash distributions attributable to shares of our common stock owned by participants in the DRIP will be immediately reinvested in shares of our common stock on behalf of the participants on the business day such distribution would have been paid to such participant. The per share purchase price for shares of our common stock purchased pursuant to the DRIP will be equal to the most recent net asset value (“NAV”) in effect less a 3.0% discount to the applicable NAV.

In addition, owners of common limited partnership units of VineBrook Homes Operating Partnership, L.P. (our “OP”) other than the Company, have the right to elect to participate in a distribution reinvestment plan that mirrors the terms and conditions of the DRIP.

Share Repurchase Plan

Investors may request on a quarterly basis that we repurchase all or any portion of their shares of our common stock pursuant to our Amended and Restated Share Repurchase Plan (as amended from time to time, the “Share Repurchase Plan”). We are not obligated to repurchase any shares of our common stock and may choose to repurchase only some, or even none, of the shares of our common stock that we have been asked to repurchase in any particular quarter, in the sole discretion of the Board. Notwithstanding any suspension of the Amended Share Repurchase Plan, the Board may permit the repurchase of shares held by a stockholder who has died, is deemed to have a qualified disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) or similar extenuating hardship circumstances, subject to the conditions and limitations in the Amended Share Plan. The total amount of aggregate repurchases of shares of our common stock will be limited to no more than 5% of our aggregate NAV per calendar quarter. We began the Share Repurchase Plan on November 1, 2019 and amended the Share Repurchase Plan on April 24, 2023.

Under our Share Repurchase Plan, the Company will only repurchase shares as of the last calendar day of that quarter (a “repurchase date”). Investors may request that we repurchase all or a portion of their shares of our common stock by submitting a repurchase request and required documentation to our transfer agent by 4:00 p.m. (Eastern time) on the last business day of the first month of such quarter. Settlements of share repurchases will be made in cash within three business days of the repurchase date. An investor may withdraw his or her repurchase request by notifying DST Systems, Inc., the Company’s transfer agent, directly or through his or her financial intermediary, on the Company’s toll-free automated telephone customer service number by 4:00 p.m. (Eastern time) on the applicable repurchase date (or, if such repurchase date is not a business day, the prior business day). If a repurchase order is received after 4:00 p.m. (Eastern time) on the last business day of the first month of a quarter, the purchase order will not be executed and must be resubmitted after the start of the next quarter. Repurchase requests received and processed by the Company’s transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day.

Under our Share Repurchase Plan, shares will be repurchased at the then-current NAV per share in-effect. For example, if a repurchase request and the required documentation were delivered in a timely manner for the June 30, 2024 repurchase, the shares would have been repurchased at the March 31, 2024 NAV, the then-current NAV per share. The Board does not have discretion under the Share Repurchase Plan to repurchase shares at a price other than the then-current NAV per share.

Generally, investors in the continuous private offering must purchase a minimum of $50,000 of shares of our common stock to participate. In the event that any investor fails to maintain the minimum balance of $10,000 of shares of our common stock at any time, the Company may repurchase all of the shares held by that investor at the repurchase price in effect on the date the Company determines that such investor failed to meet the minimum balance. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. We believe this minimum is appropriate for our business, but may be higher than the minimum balances for other non-traded REITs.

Certain Provisions of Maryland Law and Our Charter and Bylaws

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time during the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as determined in accordance with the applicable provisions of the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

Pursuant to the statute, the Board has by resolution exempted business combinations (a) between us, our Adviser and our Manager and its respective affiliates and (b) between us and any other person, provided that in the latter case the business combination is first approved by the Board (including a majority of our directors who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us, our Adviser or our Manager and/or their affiliates or to a business combination between us and any other person if the Board has first approved the combination. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that the Board will not amend or repeal this resolution in the future.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from shares entitled to vote on the matter.

“Control shares” are voting shares of stock that, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition, directly or indirectly of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders was held at which the voting rights of such shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This provision may be amended or eliminated at any time in the future by the Board.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL that provide, respectively, for:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

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a requirement that a vacancy on the board of directors be filled only by the remaining directors in office and (if the board of directors is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.
Through provisions in our charter and bylaws unrelated to Subtitle 8, we already, subject to the terms of any class or series of preferred stock, (a) require a two-thirds vote for removing a director in the event that none of our common stock is listed on a national securities exchange, (b) vest in the Board the exclusive power to fix the number of directorships, and (c) require, unless called by our chairman of the Board, our chief executive officer, our president or the Board, the written request of stockholders entitled to cast a majority of all of the votes entitled to be cast at such a meeting to call a special meeting. If we made an election to be subject to the provisions of Subtitle 8 relating to a classified Board, our Board would automatically be classified into three classes with staggered terms of office of three years each. In such instance, the classification and staggered terms of office of the directors would make it more difficult for a third party to gain control of the Board since at least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of the directors.

The Board

Our charter provides that the number of directors on the Board is to be fixed exclusively by the Board pursuant to our bylaws, but may not be fewer than the minimum required by Maryland law, which is one. Our bylaws provide that the Board is to consist of not less than one and not more than 15 directors. The Board currently consists of eight directors.

Subject to the terms of any class or series of preferred stock, the Advisory Agreement and other contractual rights, our charter and bylaws provide that vacancies on the Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualified.

Each of our directors elected by our stockholders is elected to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified. Holders of common stock will have no right to cumulative voting in the election of directors. Consequently, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors, subject to the terms of any class or series of preferred stock, including the Series A Preferred Stock. Directors are elected by a plurality of all of the votes cast in the election of directors.

Removal of Directors

Subject to the terms of any class or series of preferred stock, our charter provides that a director may be removed from office at any time, but only for cause and (a) in the event that none of the Company’s common stock is listed on a national securities exchange, then only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors, or (b) in the event that any of the Company’s common stock is listed on a national securities exchange, then only by the affirmative vote of holders of shares entitled to cast at least a majority of all of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the power of the Board to fill vacancies on the Board, may preclude stockholders from removing incumbent directors (except for cause and upon a substantial or majority affirmative vote) and filling the vacancies created by such removal with their own nominees.

Meetings of Stockholders

Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by the Board. The chairman of the Board, our chief executive officer, our president or the Board may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting.
Amendments to Our Charter and Bylaws

Except for those amendments permitted to be made without stockholder approval under Maryland law or our charter, our charter generally may be amended only if the amendment is first declared advisable by the Board and thereafter approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, amendments to certain provisions in our charter, including, among others, the provisions relating to the number of directors and certain prohibitions on transfer of our stock, must first be declared advisable by our Board and thereafter be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter, provided that, upon the listing of our common stock on a national securities exchange, certain such amendments will be valid if declared advisable by our Board and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

The Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Transactions Outside the Ordinary Course of Business

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the Board and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions must be approved by a majority of all of the votes entitled to be cast on the matter.

Dissolution

The dissolution of the Company must be declared advisable by a majority of the entire Board and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to the Board and the proposal of other business to be considered by our stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the Board or (c) by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and has provided notice to us within the time period, and containing the information, certifications and other materials, specified in the advance notice provisions of our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to the Board may be made only (a) by or at the direction of the Board or (b) if the meeting has been called for the purpose of electing directors, by any stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period, and containing the information, certifications and other materials, specified in the advance notice provisions of our bylaws.

The advance notice procedures of our bylaws provide that, to be timely, a stockholder’s notice with respect to director nominations or other proposals for an annual meeting must be delivered to our corporate secretary at our principal executive office not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting. In the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year’s annual meeting, to be timely, a stockholder’s notice must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made.

REIT Qualification

Our charter provides that the Board may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

Our charter provides for certain restrictions on ownership and transfer. See “-Restrictions on Ownership and Transfer” above.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have subject matter jurisdiction, any state court located within the state of Maryland, or, if all such state courts do not have subject matter jurisdiction, the United States District Court for the District of Maryland, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Company, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Company to the Company or to the stockholders of the Company, (d) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the MGCL, the charter or the bylaws, (e) any action or proceeding to interpret, apply, enforce or determine the validity of the charter or the bylaws of the Company (including any right, obligation, or remedy thereunder), (f) any action or proceeding as to which the MGCL confers jurisdiction on the Circuit Court for Baltimore City, Maryland, or (g) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, except that the foregoing does not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Effects of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our capital stock or otherwise be in the best interest of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and other stockholder proposals. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL or the resolution of the Board exempting certain business combinations from the business combination provisions of the MGCL were amended or rescinded or if we elect to be subject to any of the provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Stockholders’ Consent in Lieu of Meeting

Our bylaws provide that any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by the Board and a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to the Company in accordance with the MGCL.

Our charter provides that the holders of the Series A Preferred Stock or Series B Preferred Stock may take action or consent to any action by providing a consent in writing or by electronic transmission of the holders of the Series A Preferred Stock or Series B Preferred Stock, respectively, entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of holders of the Series A Preferred Stock or Series B Preferred Stock, respectively, at which all stockholders entitled to vote on the action were present and voted if the Company gives notice of the action to each holder of the Series A Preferred Stock or Series B Preferred Stock not later than 10 days after the effective time of the action.